UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 24, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **DEALING IN SECURITIES BY AN INDEPENDENT NON-EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

24 August 2018

NEWS RELEASE

DEALING IN SECURITIES BY AN INDEPENDENT NON-EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Independent Non-Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

Details of the transaction are provided below:

Name of director	Albert Garner
Name of company	AngloGold Ashanti Limited
Date of transaction	20 August 2018
Nature of transaction	On-market purchase on the New York Stock Exchange
Class of security	American Depositary Receipts (ADR)
Number of ADRs purchased	10,000
Volume-weighted Average Price per ADR including commission and fees	US$7.397161
Lowest price of ADRs purchased	US$7.3950
Highest price of ADRs purchased	US$7.3967
Value of transaction	US$73,971,61
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media
Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 646 880 4526 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 24, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance